Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tracey Houser,

                  Brian Cascio,

                  Dillon Hagius,

                  Suzanne Hayes

Re:	Evotec SE

Amendment No. 3 to Registration Statement on Form F-1

Filed October 28, 2021

File No. 333-260143

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec, SE (the “Company”), we set forth below the Company’s responses to the letter, dated October 28, 2021, containing the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 3 to the Registration Statement on Form F-1 filed by the Company on October 28, 2021 (the “Registration Statement”).

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter and have set forth the Company’s response to the Staff’s comments immediately below. In addition, the Company has revised the Registration Statement in response to the Staff’s comment and is submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s response correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

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Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 29, 2021

Amendment No. 3 to Registration Statement on Form F-1

Other Agreements with Novo Nordisk A/S

Evotec International Research Collaboration and License Agreement, page 157

1.

Staff’s comment: We note your response to comment 1. Please revise your description of this agreement to more specifically quantify the payment provisions, including aggregate potential development milestone and sales milestone payments per product. Please note, while we are willing to accept a range for the royalty rate, disclosures such as “mid-double digit millions” and “low one hundred millions” for the development and sales milestones are not sufficient. Please revise to quantify each of these amounts on a per candidate basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 157 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 29, 2021

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

VIA E-MAIL

cc: Werner Lanthaler

Enno Spillner

Evotec S.E.

Morgan Hill

Kirkland & Ellis LLP

Nathan Ajiashvili

Alison Haggerty

Latham & Watkins LLP